Exhibit 99.1


           [Letterhead of Advanced Digital Information Corporation]



October 11, 2005



Mr. Christopher Calisi, President and Chief Executive Officer
Mr. Scott McClendon, Chairman of the Board of Directors
Overland Storage Inc.
4820 Overland Avenue
San Diego, California 92123

Dear Christopher and Scott:

We received your letter of September 2, 2005, in which you indicated that Overland's board of directors and management "are not interested in engaging in a dialogue regarding sale of the Company." We are disappointed by your position, and note that it is at odds with your stated reason for adopting a poison pill in August -- namely, that the pill would not prevent offers for the company but rather encourage potential acquirors to engage directly with you and your board.

We continue to believe that a combination of ADIC and Overland would be of significant benefit to our respective shareholders. Accordingly, ADIC is prepared to offer to acquire all of the outstanding shares of Overland common stock for a cash price of $7.90 per share.

This offer price would represent approximately an 18% premium to Overland's unaffected share price of $6.69 per share, which was the closing price of Overland stock prior to the date on which ADIC filed a Schedule 13D indicating that it had acquired a significant stake in Overland. The offer price would also represent approximately an 85% premium to Overland's unaffected enterprise value, based on Overland's expected cash balance as described in your earnings call on August 15, 2005. We note that your unaffected share price and unaffected enterprise value may have been even lower had it not been for ADIC's acquisition of 9.28% of your outstanding common stock since your announcement in August 2005 of the loss of the business of Hewlett-Packard Company.

Our offer price assumes that a transaction will be negotiated on a friendly basis, and that Overland does not in the interim implement additional change-in-control protections for management or otherwise materially alter its business, including agreeing to unusual customer provisions. Our proposal is conditioned only on the completion of confirmatory due diligence and the execution of a customary acquisition agreement. We believe that a negotiated agreement will increase our


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ability to successfully integrate the two organizations, which would translate into superior value for both groups of shareholders.

Our all-cash offer for 100% of the outstanding stock of Overland would provide your shareholders with certain value, on a timely basis, without the substantial execution risk inherent in the new strategy management announced in August. Today, those shareholders have little real liquidity, given the low trading volume in your stock.

Not only do we believe this transaction will be attractive to your shareholders; it also will not be difficult to complete. Our offer would not be subject to financing or any unusual governmental or third-party approvals. We are fully prepared to dedicate all resources necessary to move quickly and to meet with you and your board, anytime and anywhere. In this regard, we have retained Deutsche Bank and Wachtell, Lipton, Rosen & Katz to assist us in the transaction.

We request that you refrain from implementing any additional anti-takeover defenses. To that end, at your annual meeting next month, we currently intend to vote our 9.28% interest in the shares of Overland AGAINST the board's proposal to increase its authorized common stock, which you have stated may, among other things, "discourage, delay or make more difficult a change in control of Overland."

Our strong desire is to engage in a friendly process and negotiation with you. We look forward to hearing from you.

Very truly yours,

/s/ Peter van Oppen

Peter van Oppen
Chair
Chief Executive Officer